PRESS RELEASE

Nestlé: First-Quarter Sales 2006
Strong Start and Full-Year Outlook reconfirmed

- **Swiss franc sales up 14.1% to CHF 22.8 billion (CHF 20.0 billion in 2005)**
- **Organic growth of 6.7% with a positive contribution from all regions and activities**
- **Organic growth of 6.4% achieved by the food and beverage business**
- **Full-year guidance reconfirmed: 5 to 6% organic growth with improved constant currency EBITA margin**

Peter Brabeck-Letmathe, Chairman and CEO, said: "Nestlé had a strong start to the year. Our food and beverage business was once again the driver of our growth, with every region contributing. The input cost environment deteriorated during the first quarter, including for key food categories, which required us to further increase prices. Given our higher pricing and the fact that we will be up against a stronger base for the balance of the year, I am able to confirm our guidance for 2006 of organic growth between 5 and 6%, as well as a continued improvement of the EBITA margin in constant currencies."

Vevey, 25 April 2006 – In the first quarter of 2006, the Nestlé Group recorded consolidated Swiss franc sales of 22.8 billion, up 14.1% over the same period last year. Reported sales benefited from a strong growth in organic sales of 6.7%, of which 4.8% were from real internal growth (RIG) and 1.9% from price increases. Food and beverages alone delivered 6.4% organic growth, consisting of 4.4% RIG and 2.0% price increases. The appreciation of many currencies against the Swiss franc contributed 7.6% to reported sales, whereas divestments, net of acquisitions, had a slight negative impact of -0.2%.

In order to improve the transparency of Nestlé's food and beverage performance, the Group for the first time introduces primary reporting for Nestlé Nutrition, its stand-alone, globally managed nutrition activities, as well as for the other centrally operated businesses in the food and beverage sector, such as Nespresso and the joint-ventures.

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Sales by Management Responsibilities and Geographic Area				
	Jan.–March 2006	*Jan.–March 2005*	*Real internal growth Jan.–March 2006*	*Organic growth Jan.–March 2006*
	in CHF million		*%*	*%*
Zone Europe	6 217	5 978	+1.0	+2.8
Zone Americas	7 235	5 989	+3.9	+6.6
Zone Asia, Oceania and Africa	3 642	3 149	+6.2	+8.3
Nestlé Waters	2 116	1 811	+11.9	+10.5
Nutrition	1 349	1 188	+1.8	+5.2
Other food and beverages *	627	499	+16.4	+20.3
Total food and beverages	**21 186**	**18 614**	**+4.4**	**+6.4**
Pharma	1 609	1 357	+10.6	+10.5
Total	**22 795**	**19 971**	**+4.8**	**+6.7**

** Mainly Nespresso and joint ventures managed on a worldwide basis.*

All calculations based on non-rounded figures. 2005 figures restated for discontinued business and for separate nutrition activity.

In **Europe**, organic growth amounted to 2.8%, consisting of real internal growth of 1.0% and price increases of 1.8%. In Western Europe, France and some smaller markets showed positive organic growth, while Great Britain was flat and Germany somewhat weak against a strong first quarter last year. Russia delivered double-digit organic growth, after successfully completing the reorganization of the confectionery business. PetCare continued to perform well, with 9.0% organic growth.

Zone Americas again delivered a strong performance with organic growth of 6.6%. Nestlé USA and Dreyer's were particularly dynamic. Latin America enjoyed 8.0% organic growth, mainly driven by the smaller regions.

Zone Asia, Oceania and Africa achieved organic growth of 8.3%, with good performances in Asia, Africa and the Middle East. Greater China confirmed its long-term organic growth pattern, seasonally influenced by the Chinese New Year holidays.

Nestlé Waters achieved 10.5% organic growth, with the US and emerging markets both continuing to deliver double-digit growth.

Nestlé Nutrition, now included as a stand-alone business in primary reporting, recorded 5.2% organic growth. Infant formula sales in Greater China are recovering slowly. If China is excluded, Nestlé Nutrition achieved organic growth of 9.1%, demonstrating the strength of its business around the world as well as the success of the simultaneous launch of a nutritionally superior infant formula in many countries around the world.

Our **Other Food and Beverage activities**, the various globally managed businesses, Nespresso, Cereal Partners Worldwide and Beverage Partners Worldwide, achieved an outstanding organic growth of 20.3%.

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Sales by Product Group				
	Jan.–March 2006	*Jan.–March 2005*	*Real internal growth Jan.–March 2006*	*Organic growth Jan.–March 2006*
	in CHF million		*%*	*%*
Beverages	5 874	5 080	+7.9	+9.7
Milk/Nutrition/Ice Cream	5 585	4 802	+3.0	+5.8
Prepared Dishes and Cooking Aids	4 280	3 896	+3.3	+5.2
Chocolate/Confectionery	2 659	2 399	+0.5	+1.9
PetCare	2 788	2 437	+5.3	+6.8
Pharma	1 609	1 357	+10.6	+10.5
Total	**22 795**	**19 971**	**+4.8**	**+6.7**

All calculations based on non-rounded figures. 2005 figures restated for discontinued business.

Among the products groups, **Beverages** achieved 9.7% organic growth. In addition to the good performance of waters, soluble coffee achieved 7.7% organic growth and was particularly strong in emerging markets, as well as in the US. Powdered beverages also performed well, with Milo continuing to enjoy an outstanding performance in Asia.

Milk products, nutrition and ice cream achieved 5.8% organic growth, held back by the Chinese infant nutrition business. Milk products reached 6.8% organic growth, with good performances in shelf stable dairy in the key American and Asian Zones. Ice cream achieved 3.5% organic growth; a continuing good performance in North America, with near double-digit organic growth, was partly offset by slower sales in Europe.

Prepared dishes and cooking aids achieved 5.2% organic growth. Culinary products had a slow start in Europe but grew well elsewhere. Frozen food performed well in its key US market, but also in Europe. Chilled culinary products enjoyed strong growth in Europe, while the Buitoni brand continued to make rapid inroads in the US market.

Chocolate, confectionery and biscuits reported 1.9% organic growth. Chocolate, the main category, reported 2.1% organic growth. There were good performances in parts of Europe, as well as in Asia, Oceania and Africa. **PetCare** achieved 6.8% organic growth, with Europe the key driver, at 9.0% organic growth. Nestlé's **Pharma activities,** primarily Alcon, started the year well, with 10.5% organic growth.

Outlook

Nestlé's strong start to the year in terms of growth was achieved in an environment which saw continued increases in input costs: oil prices recently achieved new highs, and costs for many key food raw materials, including milk, cocoa, coffee and sugar, are also on the rise, the last two substantially. The Group reacted by further increasing its prices. This, and the fact that the Company is up against a higher base for the remainder of the year, allows Nestlé to confirm that the Group expects to achieve its targets for the full year: organic growth of between 5 and 6% and an EBITA margin improvement at constant currencies.

Contacts:	*Media:*	*François-Xavier Perroud*	*Tel.: +41-21-924 2596*
	Investors:	*Roddy Child-Villiers*	*Tel.: +41-21-924 3622*

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